Michael A. Conza, Esq.

Direct Dial: (617) 951-8459

E-Mail: mike.conza@bingham.com

March 8, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mark P. Shuman

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Re:	Kayak Software Corporation

Amendment No. 4 to Registration Statement on Form S-1

File No. 333-170640

Dear Mr. Shuman:

On behalf of our client, Kayak Software Corporation, a Delaware corporation (the “Company”), submitted herewith please find Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-170640, of the Company (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated February 25, 2011 (the “Comment Letter”) and to effect updating and other changes. Enclosed in the federal express package to assist in your review please find a black-lined version of the Registration Statement, marked to show the changes against Amendment No. 3 as filed on filed on February 10, 2011.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Comment:

General

1.	Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, we note that the Registration Statements has been revised to include financial statements for fiscal year 2010, as required by Rule 3-12 of Regulation S-X.

Comment:

Risk Factors

Mark P. Shuman

U.S. Securities and Exchange Commission

March 8, 2011

If we do not continue to innovate and provide tools and services…, page 11

2.	We note your disclosure indicating that you “must continue to invest significant resources in research and development in order to continually improve the speed, accuracy and comprehensiveness of our services.” Please tell us how you considered including a discussion of the amounts spent on research and development for each year presented pursuant to Item 101(C)(1)(xi) of Regulation S-K. Please also tell us what consideration you gave to providing disclosure regarding research and development in your MD&A section. Please see Item 303 of Regulation S-K.

Based on the Staff’s comment, the Company has revised page 58 of the Registration Statement to include additional information with respect to capitalized research and development activities of the Company. However, we note that the Company does not separately account for or record research and development expenses outside of capitalized development costs. Predominately all research and development costs are associated with salary expenses for technology employees. While these employees separately maintain and record time for capitalizable development activities, non-capitalizable time for research and development activities is not recorded separately and therefor is included in personnel costs.

Comment:

Equity-Based Compensation

Fiscal Year 2010 Stock Option and Restricted Stock Awards, page 78

3.	We note your revised disclosure regarding the determination of the size of the common stock option awards. Regarding the common stock option awards given to several key employees and named executives, please provide more detailed disclosure regarding how the specific compensation discussions between Mr. Hafner and your executive officers led to the determination of the size of these awards.

Based on the Staff’s comment, the Company has revised page 79 of the Registration Statement to note that the size of the common stock option awards are partly a result of negotiations, rather than compensation discussions, with the named executive officer. In response to the Staff’s comment, the Company believes that the term “negotiations” more clearly characterizes and describes the nature of the compensation discussion.

Comment:

Summary Compensation Table, page 80

4.	We note your revisions to footnote (4). Please additionally disclose the factors that the board of directors considered in their subjective assessments of performance and contribution which formed the bases of awarding discretionary cash bonuses

Mark P. Shuman

U.S. Securities and Exchange Commission

March 8, 2011

in excess of non-equity incentive compensation target amounts.

Based on the Staff’s comment, the Company has revised page 81 of the Registration Statement to provide additional disclosure with respect to the subjective assessments made by the board of directors. However, we note that since the assessments are in fact subjective, each individual director may have their own sentiment or feeling as to why an additional discretionary bonus was appropriate. Furthermore, we note in her speech titled, “Executive Compensation Disclosure: Observations on the 2009 Proxy Season and Expectations for 2010,” Ms. Shelley Parratt, Deputy Director, Division of Corporation Finance, states, “[i]f a committee’s pay determinations were simply subjective decisions, the company should say that.” Since the discretionary bonus amounts were, as indicated in the Registration Statement, subjective, the Company believes that the disclosure included in the Registration Statement is accurate and properly conforms with the guidance provided by the Staff.

Comment:

Consolidated Financial Statements

5.	We note your revisions to your cost of revenues caption in response to our prior comment 7. Unless you believe that all of your depreciation and amortization expense could be considered a cost of revenue, revise your cost of revenues caption to quantify the amount of depreciation and amortization you are excluding from this line item.

We note the Staff’s comments and the Company respectfully submits that its depreciation and amortization expense relates to assets utilized in Technology and General and Administrative activities. As a result the Company notes that it does not believe that any of these costs should be allocated to cost of revenues. We note that in response to the Staff’s comments, the Company has revised page F-4 of the Registration Statement to strike the words “exclusive of depreciation and amortization included in Technology and General and Administrative expense”. See response number 6 below for additional information regarding components of our costs of revenues.

Consolidated Statements of Operations, page F-4

6.	We also note in your response to prior comment 7 that certain of your technology costs relate to your outsourced data center that powers your websites. Please clarify what the specific data center costs relate to and considering that it powers your websites that are used to generate your revenue, please clarify why you believe these costs are not a cost of revenue.

We note the Staff’s comment and the Company respectfully submits that its cost of revenues line item includes air query fees, credit card processing fees and certain other immaterial costs. The Company notes that its data centers power its website and its internal systems. The Company also notes that the cost to power the website benefits all users of the site, regardless of whether those users

Mark P. Shuman

U.S. Securities and Exchange Commission

March 8, 2011

perform search activities that generate revenues for the Company. For example, some users come to the site to review stored trip itineraries or to find travel information, such as airline fees, flight tracking, etc. As a result, the Company believes that any allocation of data center costs to cost of revenues would be a result of an arbitrary allocation of those costs. Thus the Company asserts that its presentation is proper. The Company further believes that its presentation is transparent to the users of its financial statements, as the nature of expenses included in each financial statement caption on the consolidated income statement are well-defined within both Management’s Discussion and Analysis of Financial Conditions and Results of Operations and the audited consolidated financial statements. The Company also believes that its presentation most easily allows users to understand its financial statements and to predict future results, as the cost of revenues line varies with revenues, while the technology costs are more scalable and fixed in nature.

We note the Company has reviewed Rule 5-03 of Regulation S-X, along with related Staff speeches, and the Company continues to believe its presentation is proper and consistent with generally accepted accounting principles. The Company also considered whether its data center costs are similar to occupancy costs for retail businesses, which per Rule 5-03 of Regulation S-X, may be included in cost of revenues, but are not required to be classified as such. Although the underlying costs are different (i.e. retail leases compared to data center costs), the Company believes the analogy is relevant to its considerations and supports its position. The Company also recognizes that while there is inconsistency among internet companies regarding the classification of these costs, the Company’s review did indicate there is ample precedent of companies separately classifying data center costs.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 617-951-8459.

Sincerely,

/s/ Michael A. Conza

Michael A. Conza

cc:	Philip L. Rothenberg, U.S. Securities and Exchange Commission

David Edgar, U.S. Securities and Exchange Commission

Patrick Gilmore, U.S. Securities and Exchange Commission

Daniel Stephen Hafner, Kayak Software Corporation

Karen Ruzic Klein, Kayak Software Corporation

Melissa W. Reiter, Kayak Software Corporation

Paul M. English, Kayak Software Corporation

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

David W. Mason, Bingham McCutchen LLP

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